Agriforce Growing Systems, Ltd.

777 Hornby Street, Suite 600

Vancouver, BC V6Z 1S4

Canada

March 22, 2021

United States Securities and Exchange Commission

Washington, DC 20549

Re: Agriforce Growing Systems, Ltd.

Amendment No. 2 to Registration Statement on Form S-1 Filed

March 3, 2021

File No. 333-251380

To whom it may concern:

We have reviewed your comment letter, dated March 18, 2021 and have the following responses. To facilitate review, we have reproduced your comments in bold type and have inserted our answers below each comment.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Cover Page, page i

1.	Please revise your cover page to disclose the 2,266,666 number of units (i.e. volume of securities) in this offering. Further, you disclose in the Calculation in Registration Fee table the representative warrants, and $816,000 in common shares issuable upon exercise of the representative’s warrants. Also, please disclose in the cover page the number of representative warrants, and the number of common shares issuable upon exercise of the representative’s warrants, included in the $816,000 proposed maximum offering price. Please see Item 501(b)(2) of Regulation S-K and Securities Act Rules Compliance and Disclosure Interpretations 227.02 for guidance.

We have revised our cover page accordingly.

Legal Opinion - Exhibit 5.1, page iii

2.	Please have counsel revise the legal opinion to opine on the units.

It has been so revised.

Risk Factor, page 5

3.	We note your response to comment 3 in our letter dated February 1, 2021. Section 11 of Exhibit 4.1 stipulates that an investor must submit to the exclusive jurisdiction of federal courts for all legal proceedings arising out of or relating to the Series A warrant. Revise to add an new risk factor in the section captioned “Risk Factors” to make clear that this provision applies to actions arising under the Securities Act and the Exchange Act. Describe the risks to investors relating to this provisions, including increased costs to bring a claim and that it can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also describe any uncertainty regarding the enforceability of this provision.

We added a risk factor to address your concern although our disclosure is clear that the exclusive federal court jurisdiction is with respect to Securities Act and Exchange Act claims.

We thank you in advance for your comments and welcome any feedback you may have. Please contact our counsel, Jolie Kahn, at (516) 217-6379 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Ingo Mueller
Ingo Mueller, CEO